# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Synergy CHC Corp., CIK 0001562733
CUSIP: 87165D208
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 865 Spring Street, Westbrook, Maine (ME), 04092
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001756235

## Reporting persons
- KNIGHT THERAPEUTICS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,482,844; shared voting power 0; sole dispositive power 1,482,844; shared dispositive power 0; aggregate amount beneficially owned 1,482,844 (17.03% of the class)
  Comment: (1) Calculated based on 8,703,818 shares of common stock issued and outstanding as of December 2, 2024, as disclosed by the Issuer in its quarterly report on Form 10-Q filed by the Issuer on December 6, 2024. See Item 4(b) below.

## Item 1. Issuer
Name of issuer: Synergy CHC Corp.
Address of issuer's principal executive offices: 865 Spring Street Westbrook, Maine 04092

## Item 2. Person Filing
Name of person filing: Knight Therapeutics Inc.
Address of principal business office or, if none, residence: 3400 de Maisonneuve W. Suite 1055, Montreal, Quebec, H3Z 3B8, Canada
Citizenship: See Row 4 of the cover pages for the citizenship or place of organization of the Reporting Person

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,482,844

As of the date hereof, the Reporting Person owns directly 1,096,693 shares of common stock of the Issuer. The remaining 386,151 shares of common stock of the Issuer are held by Knight Therapeutics International S.A. ("Knight Subsidiary"), a wholly-owned subsidiary of the Reporting Person. The Reporting Person is the sole owner of Knight Subsidiary and, as a result, may be deemed the beneficial owner for purposes of the Act of any securities of Issuer beneficially owned by Knight Subsidiary. The Reporting Person disclaims beneficial ownership over all of the shares of common stock of Issuer beneficially owned by Knight Subsidiary, other than for the purpose of determining obligations under the Act, and the filing of this Schedule 13G shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for any other purpose.
Percent of class:
17.03%

The percentage of beneficial ownership is calculated based on 8,703,818 shares of common stock issued and outstanding as of December 2, 2024, as disclosed by the Issuer in its quarterly report on Form 10-Q filed by the Issuer on December 6, 2024.
Sole power to vote or to direct the vote: 1,482,844
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,482,844
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- KNIGHT THERAPEUTICS INC.: /s/ Samira Sakhia, Samira Sakhia/President and Chief Executive Officer (03/19/2025)